Exhibit 99.2

MAG SILVER CORP. Suite 770, 800 West Pender Street, Vancouver, BC, Canada V6C 2B5 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

October 5, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island Securities Office

MAG Silver Corp.

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of MAG Silver Corp. (the "Company") held on October 5, 2012.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: To Set the Number of Directors at Nine (9)

By a vote by way of show of hands, the number of directors was set at nine (9).

Item 2: Election of Directors and Approval of Nominees as Directors

By way of ballot, all nine (9) nominees were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed.  The total votes cast by all Shareholders present in person or by proxy were as follows:

	Votes in Favor	Votes Withheld	Total Votes Cast	Percentage of Votes Cast in Favor	Percentage of Votes Withheld
Daniel T. MacInnis	40,760,818	1,094,349	41,855,167	97.39	2.61
Jonathan A. Rubenstein	40,656,794	1,198,373	41,855,167	97.14	2.86
Eric H. Carlson	40,697,441	1,157,726	41,855,167	97.23	2.77
Richard M. Colterjohn	41,757,053	98,114	41,855,167	99.77	0.23
Derek C. White	40,666,120	1,189,047	41,855,167	97.16	2.84
Peter K. Megaw	36,269,757	5,585,410	41,855,167	86.66	13.34
Frank R. Hallam	36,257,921	5,597,246	41,855,167	86.63	13.37
Richard P. Clark	40,175,996	1,679,171	41,855,167	95.99	4.01
Peter D. Barnes	40,261,406	1,593,761	41,855,167	96.19	3.81

MAG Silver Corp.

Item 3: Appointment of Auditors

By a vote by way of show of hands, Deloitte & Touche LLP were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

Item 4: Confirmation and Approval of the Company’s Advance Notice Policy

By way of ballot, the Advance Notice Policy of the MAG Silver Corp., as adopted by the board of directors of the Company on August 23, 2012, in the manner described in the Management Information Circular dated September 7, 2012, was approved. The total votes cast by all Shareholders present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	37,235,706	99.56
Votes Against	164,807	0.44
Total Votes Cast	37,400,513	100.00

Yours very truly,

MAG SILVER CORP.

/s/ “Daniel T. MacInnis”

Daniel T. MacInnis

President & CEO